Mail Stop 4561

April 13, 2010

Jochen Witte
Chief Executive Officer
Versant Corporation
255 Shoreline Drive, Suite 450
Redwood City, CA 94065

      Re: **Versant Corporation**
               Form 10-K for the Fiscal Year Ended October 31, 2009
               File No. 000-28540

Dear Mr. Witte:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief